FRANKLIN TEMPLETON ETF TRUST

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

August 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Karen Rosotto

                        Ms. Sumeera Younis

Re:       Franklin Templeton ETF Trust (“Registrant”)
File Nos. 333-208873; 811-23124

Dear Ms. Rosotto and Ms. Younis:

On behalf of the Registrant, submitted herewith via the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP with regard to Post-Effective Amendment Nos. 13/17 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on March 23, 2017 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed in order to register the shares of two new series of the Registrant, Franklin Liberty Intermediate Municipal Opportunities ETF and Franklin Liberty Municipal Bond ETF (each a “Fund” and, collectively, the “Funds”), under the 1933 Act, and to register each Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus – Fund Summaries

Franklin Liberty Intermediate Municipal Opportunities ETF

1.                  Comment:      Prior to going effective, please file on EDGAR a correspondence that includes the completed Annual Fund Operating Expenses table, its accompanying footnote addressing the fee waiver and expense reimbursement agreement and the Expense Example.  In addition, please confirm the fee waiver and expense reimbursement agreement will be in effect for at least one year from the effective date of the Fund’s Registration Statement.

Response:        The Registrant has included the completed Annual Fund Operating Expenses table, its accompanying footnote addressing the fee waiver and expense reimbursement agreement and the Expense Example in Appendix A.  In addition, the Registrant confirms that the fee waiver and expense reimbursement agreement for each Fund will be in effect for at least one year from the effective date of the Registration Statement.

Ms. Karen Rosotto

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

August 24, 2017

2.                  Comment:      Please include disclosure in the “Principal Investment Strategies” section of the Prospectus to clarify that the 80% policy applies to the value of the Fund’s net assets, plus the amount of any borrowings for investment purposes.  Alternatively, please confirm that the Fund does not borrow for investment purposes.

Response:        The following language will be added to the “Fundamental Investment Policies” section of the Statement of Additional Information (“SAI”):  “Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes” (emphasis added).  Because the Fund does not intend to engage in borrowings for investment purposes as part of its principal investment strategies, we do not believe that disclosure in the Prospectus of the impact of borrowings on the 80% policy for the Fund is needed or appropriate at this time.

3.                  Comment:      Please include disclosure in the “Principal Investment Strategies” section of the Prospectus that indicates that below investment grade securities are “junk” bonds and are considered to be speculative.

Response:        The disclosure in the “Principal Investment Strategies” section of the Prospectus has been revised to indicate that below investment grade securities are also known as “junk bonds.”  The Registrant, however, believes the disclosure in the “High-Yield Debt Securities” risk in the “Principal Risks” section of the Prospectus appropriately discloses the speculative characteristics of such securities.

4.                  Comment:      Please clarify whether the Fund may invest up to 35% of its total assets in municipal securities issued by U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands, collectively, or up to 35% in each individual U.S. territory.

Response:        The Fund does not currently intend to invest in municipal securities issued by U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands, and accordingly, has removed the corresponding disclosure from the Registration Statement.

5.                  Comment:      Please disclose if the Fund may invest more than 25% of its assets in municipal securities that finance a similar type of project.

Response:        In the “Focus” risk in the “Principal Risks” section of the Prospectus, the Fund discloses that it may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as utilities, hospitals, higher education and transportation.  In addition, in the “Principal Investment Strategies” section of the Prospectus, the Fund discloses that it may have significant positions in municipal securities that finance similar types of projects.  Accordingly, the Registrant respectfully declines to include additional disclosure.

Ms. Karen Rosotto

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

August 24, 2017

6.                  Comment:      Please consider a more descriptive heading for the “Focus” risk in the “Principal Risks” section of the Prospectus.  In addition, if the Fund will invest more than 25% of its assets in municipal securities that finance a similar type of project, please identify the project/sector and include a corresponding risk.

Response:        The Registrant believes the “Focus” risk heading in the “Principal Risks” section of the Prospectus is appropriate for the corresponding risk disclosure.  As discussed in the response to comment 5 above, in the “Focus” risk, the Fund discloses that it may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as utilities, hospitals, higher education and transportation.  The Registrant believes appropriate risk disclosure regarding these investments has been included under the “Focus” risk.

Franklin Liberty Municipal Bond ETF

7.                  Comment:      Please review all comments provided for the Franklin Liberty Intermediate Municipal Opportunities ETF and note their applicability to the Franklin Liberty Municipal Bond ETF.  Please revise the Franklin Liberty Municipal Bond ETF’s disclosure accordingly.

Response:        Please see the responses provided to comments 1-2 and 4-6 above.

Prospectus – Fund Details

All Funds

8.                  Comment:      Please consider including a “Cash Transactions” risk in the “Fund Summary” section of the Prospectus if the Fund will effect redemptions entirely in cash.

Response:        The disclosure has been revised accordingly.

SAI – Goals, Strategies and Risks

All Funds

9.                  Comment:      Please confirm that each Fund will look through its investments in municipal securities for purposes of its industry concentration policy.

Ms. Karen Rosotto

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

August 24, 2017

Response:        Each Fund will look through private activity bonds issued by a non-governmental entity to determine the industry or group of industries to which an investment should be allocated when determining the Fund’s compliance for its concentration policy.  Consistent with SEC guidance, however, governments or their political subdivisions that issue tax-exempt municipal securities are not considered by a Fund to be members of any industry.  See Investment Company Act Release No. 9785 (May 31, 1977).  This position is disclosed in each Fund’s SAI with regard to its industry concentration policy.

If you have any further questions or require further clarification of any response, please contact J. Stephen Feinour, Jr., Esq. by telephone at (215) 564-8521 or, in his absence, Anthony V. Coletta, Esq. at (215) 564-8154.

Regards,

/s/ Navid Tofigh

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

Appendix A

Franklin Liberty Intermediate Municipal Opportunities ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.63%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.19%
Total annual Fund operating expenses	0.82%
Fee waiver and/or expense reimbursement [2]	-0.52%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.30%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.30%  until August 29, 2018. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$30	$208

Franklin Liberty Municipal Bond ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.63%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.19%
Total annual Fund operating expenses	0.82%
Fee waiver and/or expense reimbursement[2]	-0.52%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.30%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.30% until August 29, 2018. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$30	$208